UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 Amendment No. 5

WELLPOINT HEALTH NETWORKS A
(Name or Issuer)

COMMON STOCK
(Title of Class of Securities)

94973G100
(CUSIP Number)


Check the following box if a fee is being paid with this __. (A fee is not required only if the filing person:(1) has a previous Statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 94973G100    13G             Page   2     of   4  Pages

1 NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

      DIETCHE & FIELD ADVISERS, INC.
      133238392

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    B) X

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
         437 MADISON AVENUE, NEW YORK, NY  10022

5 SOLE VOTING POWER
   2.45%

6 SHARED VOTING POWER
   N/A

7 SOLE DISPOSITIVE POWER
   N/A

8 SHARED DISPOSITIVE POWER
   N/A

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON:  1,620,293

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*    N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     2.45%
 12 TYPE OF REPORTING PERSON*
     CO       IA

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A.	Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-l(b)(2), if applicable.

B.	Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
(a) Name of Issuer.   WELLPOINT HEALTH NETWORKS A

(b)  Address of Issuer's Principal Executive Offices
       21555 OXNARD STREET
       WOODHILLS, CA  91367

Item 2.
(a)  Name of Person Filing
       DIETCHE & FIELD ADVISERS, INC.

(b)  Address of Principal Business Office or, if none, Residence
      437 MADISON AVENUE
      NEW YORK, NY 10022

c)   Citizenship      U.S.A.

(d)  Title of Class of Securities       COMMON STOCK

(e) CUSIP Number: 94973G100

Item 3. If this statement is filed pursuant to Rule 13d-l(b),
or 13d-2(b), check whether the person filing is a:   NA
(a)	Broker or Dealer registered under Section 15 of the Act

(b)	Bank as defined in section 3(a)(6) of the Act

(c)       Insurance Company as defined in section 3(a) (19)  of the act

(d)	Investment Company registered under section 8 of the
Investment Company Act

(e)	Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940

(f)	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see *40.13d-l(b)(1)(ii)(F)

(g)	Parent Holding Company, in accordance with *40.13d-
l(b)(ii)(G) (Note: See Item 7)

(h)	Group, in accordance with *40.13d-l(b)(1)(ii)(H)

Item 4. Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned:  1,620,203

(b)	Percent of Class  2.45%

(c)  Number of shares as to which such person has: 1,620,203

    (i)	sole power to vote or to direct the vote  NA
    (ii)	shared power to vote or to direct the vote  NA
    (iii)	sole power to dispose or to direct the disposition of  NA
    (iv)	shared power to dispose or to direct the disposition of  NA

Instructions: For computations regarding securities which represent a right to acquire in underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class   ( )
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instructions:	Dissolution  of  a group requires a response to this
item.

Item 6. Ownership of More than Five Percent on behalf of Another
 Person.           NA

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company     NA

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c), attach all exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group NA
If a group has filed this schedule pursuant to Rule 13d-l(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group) NA
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business ,and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  JANUARY  7, 1997

Signature
LINCOLN P. FIELD, PRESIDENT
Name/Title